UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Annual and Extraordinary General Shareholders’ Meeting Held on April 16, 2025
2.	Bylaws of Ultrapar
3.	Minutes of the Meeting of the Board of Directors of Ultrapar
4.	Market Announcement

Minutes of the Annual and Extraordinary General Shareholders’ Meeting Held on April 16, 2025

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

Date, Time, and Location:

April 16, 2025 at 2:00 p.m., exclusively by digital means, under the terms of article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of the Securities and Exchange Commission ("CVM") Resolution No. 81, of March 30, 2022 ("RCVM 81"). Under the terms of article 5, paragraph 3 of the RCVM 81, this Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A. ("Meeting" and "Company", respectively) was considered as held at the Company's headquarters, located at Av. Brigadeiro Luís Antônio, No. 1,343, 9th floor, in the City and State of São Paulo, Zip Code 01317-910.

Attendance:

At the Annual General Shareholders' Meeting, shareholders representing 77.8% of the capital stock of the Company, and at the Extraordinary General Shareholders' Meeting, shareholders representing 77.9% of the capital stock of the Company, as per electronic system log of virtual attendance made available by the Company, under the terms of article 47, item III of the RCVM 81, or by exercising your right to participate remotely, pursuant to article 121, sole paragraph of the Brazilian Corporate Law 6,404/76 and article 46, item II the RCVM 81.

Were also present: (i) the Chairman of the Board of Directors of the Company, Mr. Jorge Marques de Toledo Camargo; (ii) the Chief Financial and Investor Relations Officer of the Company, Mr. Rodrigo de Almeida Pizzinatto; (iii) the Risks and Audit Committee coordinator, Mr. José Mauricio Pereira Coelho; (iv) the Company's Fiscal Council member, Mr. Flavio Cesar Maia Luz; and (v) Mr. Daniel Correa de Sá, enrolled in CRC under nº 1 SP 248616/O-3, representing

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

Deloitte Touche Tohmatsu Auditores Independentes Ltda., independent auditors of the Company.

Publications:

Call Notice: published in the newspaper Valor Econômico, in print and online versions, on March 17, 18 and 19, 2025, in compliance with the provisions of article 124 and article 289 of the Brazilian Corporate Law 6,404/76, as amended.

Notice to Shareholders: dismissed considering the publication of documents referred on article 133 of the Brazilian Corporate Law6,404/76, in the Valor Econômico newspapers on February 28, 2025 under the special chapter pages B3, B4, B5 and B6, in compliance with the provisions of article 124 and article 289 of the Law 6,404/76, as amended.

Chairman and Secretary of the Meeting:

Chaiman – Luiz Antonio de Sampaio Campos.

Secretary – Marina Guimarães Moreira Mascarenhas.

Agenda:

As per published in the Call Notice.

Discussed and approved matters:

1. Under the provisions of the sole paragraph of article 46-C of the RCVM 81, the Chairman informed the availability of the consolidated synthetic voting map and there wasn't a request for reading the map by any shareholder. Forthwith, by unanimous vote of the shareholders present, it was approved the issuance of this minutes as a summary, as per Article 130, paragraph 1 of the Brazilian Corporate Law 6,404/76, and their publication was authorized with the omission of the shareholders' signatures, in the form of paragraph 2 of the same article, with the declarations of vote received by the chairman of the meeting being duly filed at the Company's headquarters.

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

At the Annual General Shareholders' Meeting:

2. Approved by the majority of votes, without amendments or caveats, the management report and annual accounts of the Company, and financial statements and its notes duly accompanied with independent auditor report and Fiscal Council opinion related to the fiscal year ended on December 31, 2025, according to the voting map attached as Exhibit I of the minutes, without those which were legally hindered.

3. Approved by the majority of votes, without amendments or caveats, the net income allocation for the fiscal year ended on December 31, 2024, in the amount of R$ 2,362,739,882.29 (two billion, three hundred and sixty-two million, seven hundred and thirty-nine thousand, eight hundred and eighty-two Reais and twenty-nine cents), as described below:

a) R$ 118,136,994.11 (one hundred and eighteen million, one hundred and thirty-six thousand, nine hundred and ninety-four Reais and eleven cents) allocated to the legal reserve;
b) R$ 1,475,331,276.73 (one billion, four hundred and seventy-five million, three hundred and thirty-one thousand, two hundred and seventy-six Reais and seventy-three cents) allocated to the statutory reserve for investments;
c) R$ 769,271,611.45 (seven hundred and sixty-nine million, two hundred and seventy-one thousand, six hundred and eleven Reais and forty-five cents) for the payment of dividends to shareholders interest on equity to shareholders, of which (i) R$ 275,970,941.50 (two hundred and seventy-five million, nine hundred and seventy thousand, nine hundred and forty-one Reais and fifty cents) were paid as interim dividends as approved by the Board of Directors on August 7, 2024, in the proportion of R$ 0.25 (twenty-five cents of Real) per share; and (ii) 493,300,669.95 (four hundred and ninety-three million, three hundred thousand, six hundred and sixty-nine Reais and ninety-five cents) will be paid as the remaining balance of

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

the dividends now approved, as of March 14, 2025, in the proportion of R$ 0.45 (fourty-five cents of Real), as approved by the Board of Directors on February 26, 2025.

4. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the setting of the number of 9 directors to comprise the Board of Directors for the mandate starting on this date.

5. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the election of the members of the Board of Directors herein qualified, with term of office until the General Shareholders' Meeting to be held in 2027, which will cover documents referred in article 133 of the Brazilian Corporate Law 6,404/76, referred for the period ended on December 31, 2026:

- **FABIO VENTURELLI**, independent member, Brazilian, divorced, production engineer, bearer of the Identity Card RG under No. 12.147.832-4-SSP/SP and enrolled on CPF/MF (Taxpayers' Identification) under No. 114.256.038-40, with professional address at Geraldo Flausino Gomes Street, No. 61, Cidade Monções, in the City and State of São Paulo;

- **FLÁVIA BUARQUE DE ALMEIDA**, independent member, Brazilian, married, business administrator, bearer of the Identity Card RG under No. 13.146.760-8-SSP/SP and enrolled on CPF/MF (Taxpayers' Identification) under No. 149.008.838-59, with professional address at Brigadeiro Faria Lima Avenue, No. 2,277, 22th floor, in the City and State of São Paulo;

- **FRANCISCO DE SÁ NETO**, independent member, Brazilian, divorced, engineer, bearer of the Identity Card RG under No. 2.723.624-25-SSP/BA and enrolled on CPF/MF (Taxpayers' Identification) under No.

4

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

359.663.195-53, with professional address at Jacurici Street, No. 73, ap. 17A, in the City and State of São Paulo;

- **JORGE MARQUES DE TOLEDO CAMARGO**, independent member, Brazilian, married, geologist, bearer of the Identity Card RG under No. 293.644/SSP-DF and enrolled on CPF/MF (Taxpayers' Identification) under No. 114.400.151-04, with professional address at Almirante Sadock de Sá Street, No. 370/101, in the City and State of Rio de Janeiro;

- **JOSÉ MAURICIO PEREIRA COELHO**, independent member, Brazilian, married, banker and accountant, bearer of the Identity Card RG under No. 06.109.071-81/IFP-RJ and enrolled on CPF/MF (Taxpayers' Identification) under No. 853.535.907-91, with professional address at Brigadeiro Luís Antônio Avenue, No. 1,343, 9th floor, in the City and State of São Paulo;

- **MARCELO FARIA DE LIMA**, independent member, Brazilian, married, economist, bearer of the Identity Card RG under No. 5.952.648-3/IFP-RJ and enrolled on CPF/MF (Taxpayers' Identification) under No. 715.269.947-04, with professional address at Nigéria Street, No. 36, Itaim Bibi, in the City and State of São Paulo;

- **MARCOS MARINHO LUTZ,** non independent member, Brazilian, married, marine engineer, bearer of the Identity Card RG under No. 15.649.492-9/SSP-SP and enrolled on CPF/MF (Taxpayers' Identification) under No. 147.274.178-12, with professional address at Brigadeiro Luís Antônio Avenue, No. 1,343, 9th floor, in the City and State of São Paulo; and

- **PETER PAUL LORENÇO ESTERMANN**, non independent member, Brazilian, married, agronomy engineer, bearer of the Identity Card RG under No. 206.922.023-1/SSP-RS and enrolled on CPF/MF (Taxpayers' Identification) under No. 279.185.726-53, with professional address at Cidade Jardim Avenue, No. 803, 9th floor, in the City and State of São Paulo; and

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

- **VÂNIA MARIA LIMA NEVES**, independent member, Brazilian, married, technology executive, bearer of the Identity Card RG under No. 06272246-7 and enrolled on CPF/MF (Taxpayers' Identification) under No. 849.481.757-49, with address at Avenue Comandante Julio de Moura, No. 948, room 102, Barra da Tijuca, in the City and State of Rio de Janeiro.

It is hereby registered, under the terms of the Management Proposal for the Shareholders' Meeting, Mmes. Flávia Buarque de Almeida and Vânia Maria Lima Neves, and Messrs. Fabio Venturelli, Francisco de Sá Neto, Jorge Marques de Toledo Camargo, José Mauricio Pereira Coelho and Marcelo Faria de Lima are defined as independent members under the terms of the definition provided for in the *Novo Mercado* Regulation and in Annex K of CVM Resolution 80/22.

6. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the global maximum limit for the compensation of the Management of the Company for the period between May 2025 and April 2026 at R$ 105,000,000.00 (one hundred and five million Reais), under the terms of the Management Proposal, disclosed to the market and filed at the Company's headquarters.

At the Extraordinary Shareholder's Meeting:

7. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the ratification of the change in the number of common shares into which the Company's capital stock is divided, within the authorized limit provided for in Article 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company upon the merger of all shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Company's Extraordinary General Shareholders' Meeting held on January 31, 2014, with the consequent ratification of the modification of the Company's capital stock, from 1,115,404,268 (one billion,

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

one hundred and fifteen million, four hundred and four thousand, two hundred and sixty-eight) to 1,115,507,182 (one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-one) common shares, all registered and with no par value, and its reflection in article 5 of the Company's Bylaws.

8. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the increase in the Company's capital stock in the total amount of R$ 1,365,348,231.82 (one billion, three hundred and sixty-five million, three hundred and forty-eight thousand, two hundred and thirty-one Reais and eighty-two cents), without the issuance of new shares, through the incorporation to the capital stock of part of the resources registered in the statutory reserve for investments, considering that the profit reserve balance exceeded the Company's capital stock, with the consequent amendment of Article 5 of the Company's Bylaws.

9. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the amendments to the Company's Bylaws, as detailed in the Management Proposal, disclosed to the market on March 14, 2025, related to the powers of the Board of Directors to (i) exclude the competence to approve shareholder agreements of subsidiaries given that this assignment became responsibility of the Boards of Directors of each subsidiary; and (ii) provide more clarity and guidance on the topics related to transactions with related parties and indebtedness with third parties that do not require prior approval from Ultrapar's Board of Directors.

10. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the consolidation of the Bylaws, pursuant to Annex II, reflecting the resolutions approved herein.

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

General Notes and Closing:

- The Chairman of the Board registered that (i) the items of the Meeting were recorded, and such recordings will be filled in the Company's headquarters, under the terms of article 28, paragraph 1, item II and article 30, paragraph 1 of the RCVM 81; (ii) voting instructions were received, including the voting instruction of The Bank of New York Mellon, as depositary of American Depositary Receipts guaranteed in shares, with the respective vote cast, which are filed in the Company's headquarters, and will be attached to the present minutes; and (iii) after the Chairman's request at the beginning of this Shareholders' Meeting, the investment manager BC Gestão de Recursos Ltda. expressed interest to amending the vote instructions sent in the remote voting ballot by the funds it represents.

- In compliance with article 22, paragraph 5 and article 33, paragraph 4 of the RCVM 80, the total votes of approval, rejection, and abstention computed in each item of the Agenda are included in Exhibit I, which, for all effects, must be considered as integral part of the present minutes.

- The members of the Board of Directors herein elected, shall take the office in this date upon the signature of the respective deeds of investiture filed at the Company's headquarters, previously consulted and have declared that: (i) they are not impeded by special law, or convicted of a bankruptcy crime, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that prohibits, even temporarily, access to public offices, as provided for in paragraph 1 of article 147 of the Brazilian Corporate Law 6,404/76; (ii) they are not sentenced to suspension or temporary disqualification imposed by the Securities and Exchange Commission, which makes them ineligible for management positions in publicly-held companies, as established in paragraph 2 of

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

article 147 of the Brazilian Corporate Law 6,404/76; (iii) they meet the requirement of unblemished reputation established by paragraph 3 of article 147 of the Brazilian Corporate Law 6,404/76; (iv) they do not hold positions in companies that should be considered competitors of the Company; and (v) they do not have any conflict of interest with the Company, according to article 147 of Brazilian Corporate Law 6,404/76 and the CVM Resolution 80/22, which is also filed in the Company's headquarters. The new member declares to be fully aware of the corporate policies of the Company, including the Material Notice Disclosure Policy and the Securities Trading Policy.

As there were no further matters to be discussed, the Meeting was concluded and the minutes were prepared and duly signed by the Chairman and the Secretary, and considered to have been signed by the participants, both through the digital platform and by sending ballot papers at a distance, pursuant to article 47, paragraph 1 of the RCVM 81.

CHAIRMAN AND SECRETARY OF THE MEETING PRESENT BY DIGITAL MEANS, UNDER ARTICLE 28, PARAGRAPH 5 OF THE RCVM 81:

Chairman: Luiz Antonio de Sampaio Campos
Secretary: Marina Guimarães Moreira Mascarenhas

SHAREHOLDERS PRESENT VIA DIGITAL PARTICIPATION, PURSUANT TO ARTICLE 47, PARAGRAPH 1 OF THE RCVM 81:

ULTRA SA PARTICIPACOES
PARTH DO BRASIL PARTICIPACOES LTDA.
CHRISTY PARTICIPACOES LTDA
IGELPAR PARTICIPAÇÕES S.A.
BETTINA IGEL HOFFENBERG
JENNINGS LUIS IGEL HOFFENBERG
PEDRO IGEL DE BARROS SALLES
MARCIA IGEL JOPPERT

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

MARCOS MARINHO LUTZ

RODRIGO DE ALMEIDA PIZZINATTO

MANSLU LLC

BRASIL CAPITAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES

BRASIL CAPITAL 30 MASTER FUNDO DE INVESTIMENTOS EM AÇÕES

BRASIL CAPITAL 70 XP SEGUROS ADVISORY PREVIDÊNCIA FUNDO DE INVESTIMENTOS MULTIMERCADO

BRASIL CAPITAL PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES

BRASIL CAPITAL PREV I MASTER FUNDO DE INVESTIMENTOS EM AÇÕES

BRASIL CAPITAL 30 MASTER BR FIA

BRASIL CAPITAL MASTER 30 II FUNDO DE INVESTIMENTO EM AÇÕES

BRASIL CAPITAL MASTER B PREV FUNDO DE INVESTIMENTOS EM AÇÕES

BRASIL CAPITAL BRASILPREV FIFA FIA

BRASIL CAPITAL FIFE FUNDO DE INVESTIMENTOS EM AÇÕES

ANTONIA CLIUCY PIRES CHAVES

RABO DE PEIXE TRANSPORTES, SERVIÇOS MARÍTIMOS E EMRPREENDIMENTOS TURÍSTICOS LTDA.

VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S/A

ROSANE MORAES COUTINHO DE OLIVEIRA

AMUNDI INDEX SOLUTIONS

GEMCAP INVESTMENT FUNDS (IRELAND) PLC - THIRD AVENUE GLOBAL VALUE FUND

IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE

ITAÚ AÇÕES DIVIDENDOS FI

ITAU CAIXA ACOES FI

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL
ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI
ITAU IBOVESPA ATIVO MASTER FIA
ITAÚ IBRX ATIVO MASTER FIA
ITAÚ INDEX AÇÕES IBOVESPA FI
ITAU INDEX ACOES IBRX FI
ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO - GOLFGD_CCI
ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES – RESPONSABILIDADE
ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO
ITAU PHOENIX ACOES FI
ITAÚ PREVIDÊNCIA IBRX FIA
ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES
ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE
LBPAM ISR ACTIONS EMERGENTS
STICHTING PENSIOENFONDS VAN DE KAS BANK
THE BANK OF NEW YORK

SHAREHOLDERS WHO VOTE THROUGH THE REMOTE VOTING PURSUANT TO ARTICLE 31 OF THE RCVM 81:

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM
ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF
CIBC EMERGING MARKETS INDEX FUND
DIMENSIONAL EMERGING MKTS VALUE FUND
EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
IBM 401 (K) PLUS PLAN
INVESCO FUNDS
LELAND STANFORD JUNIOR UNIVERSITY
MANAGED PENSION FUNDS LIMITED
BLACKROCK GLOBAL FUNDS
NORGES BANK
PACIFIC SELECT FUND
AVIVA INVESTORS
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND
RUSSEL INVESTIMENT FUNDS NON.US. FUND
EURIZON CAPITAL S.A.
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
STICHTING PHILIPS PENSIOENFONDS
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
TEACHER RETIREMENT SYSTEM OF TEXAS
TEACHERS RETIREMENT ALLOWANCES
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
VANGUARD INVESTMENT SERIES PLC
ACADIAN EMEMRGING MARKETS EQUITY FUND
AEGON CUSTODY BV
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
FLORIDA RETIREMENT SYSTEM TRUST FUND
RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
OMERS ADMINISTRATION CORPORATION
ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
ALBERTA INVESTMENT MANAGEMENT CORPORATION
USAA INTERNATIONAL FUND
WASHINGTON STATE INVESTMENT BOARD
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
1199 HEALTH CARE EMPLOYEES PENSION FUND
BLUE SHIELD OF CALIFORNIA EM RT PLAN THE
SEI INST INVEST TR WORLD EQ EX-US FUND
CALIFORNIA PHYSICIANS SERVICE D/B/A BLUE SHIELD O
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
INTERNATIONAL MONETARY FUND
SALT RIVER PIMA-MARICOPA INDIAN C
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
TEACHERS RETIREMENT SYSTEM OF OKLAHOMA
ACADIAN INTERNATIONAL ALL-CAP FUND
HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
ACADIAN ALL COUNTRY WORLD EX US FUND
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
COLONIAL FIRST ST WHOLESALE ACADIAN GLO EQ FD
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
RUSSEL INVESTMENTS GLOBAL EQUITY POOL
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
DUKE POWER CO EMPLOYEE RETIREMENT PLAN
ALASKA PERMANENT FUND

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

CITY OF NEW YORK GROUP TRUST
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
STICHTING PENSIOENFONDS HOOGOVENS
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST
STANLIB FUNDS LIMITED
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
ACTIVE M INTERNATIONAL EQUITY FUND
MGI FUNDS PLC
CHEVRON UK PENSION PLAN
ISHARES MSCI BRAZIL ETF
SPDR SP EMERGING MARKETS ETF
NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY
NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST
MONTANA BOARD OF INVESTMENTS
E-L FINANCIAL CORPORATION LIMITED
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM
BTG PACTUAL MULTI ACOES FIA
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND
INTERNACIONAL EQUITY FUND - SEI CANADA
ACADIAN GLOBAL MARKET NEUTRAL FUND, LLC
CANADA PENSION PLAN INVESTMENT BOARD
FUTURE FUND BOARD OF GUARDIANS
IPROFILE INTERNATIONAL EQUITY PRIVATE POOL
BTG PACTUAL ABSOLUTO FIA PREVIDENCIARIO
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

RUSSEL OVERSEAS EQUITY POOL

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS

SQUADRA MASTER LONG ONLY FIA

THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

SQUADRA MASTER LONG BIASED FIA

COMMONWEALTH EMERGING MARKETS FUND 2

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

FEBE VALOR FUNDO DE INVESTIMENTO EM ACOES

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND

HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND

AMERICAN HEART ASSOCIATION, INC.

GAM MULTISTOCK

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

CENTRAL PROVIDENT FUND BOARD

CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

ARIZONA PSPRS TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

SCHWAB EMERGING MARKETS EQUITY ETF

ISHARES MSCI EMERGING MARKETS ETF

15

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
COX ENTERPRISES INC MASTER TRUST
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF
WELLINGTON TRUST COMPANY N.A.
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
THE HARTFORD INTERNATIONAL VALUE FUND
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST
GUEPARDO MASTER FUNDO DE INVESTIMENTO EM ACOES
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
FIRST TRUST BRAZIL ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
VERIZON MASTER SAVINGS TRUST
EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD
TEXAS MUNICIPAL RETIREMENT SYSTEM
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI ACWI ETF
NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S [illegible] FUND
EMPLOYEES RETIREMENT SYSTEM OF TEXAS
GUEPARDO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE ACOES
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

16

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

AXA OR ET MATIERES PREMIERES

MERCER QIF FUND PLC

JEFFREY LLC

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

ASCENSION ALPHA FUND, LLC

SQUADRA TEXAS LLC

COMMONWEALTH SUPERANNUATION CORPORATION

DOW RETIREMENT GROUP TRUST

SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FIA

BLACKROCK GLOBAL INDEX FUNDS

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

FPRV SQA SANHACO FIA PREVIDENCIARIO

KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

STATE STREET IRELAND UNIT TRUST

BTG PACTUAL DIVIDENDOS MASTER FIA

CCL Q MARKET NEUTRAL FUND

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

XTRACKERS (IE) PUBLIC LIMITED COMPANY

TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK

17

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

XTRACKERS

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

MERCER UNHEDGED OVERSEAS SHARES TRUST

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

WM POOL - EQUITIES TRUST NO 74

GENERAL ORGANISATION FOR SOCIAL INSURANCE

LEGAL & GENERAL GLOBAL EQUITY INDEX FUND

MOBIUS LIFE LIMITED

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

SHELL FOUNDATION

BTG PACTUAL ABSOLUTO PREVIDENCIA FIA

KBI DST EMERGING MARKET ESG FUND

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

POOL REINSURANCE COMPANY LIMITED

LEGAL GENERAL U. ETF P. LIMITED COMPANY

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

AQR UCITS FUNDS

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

CC AND L Q 140-40 FUND

THE BOARD OF THE PENSION PROTECTION FUND

NORTHERN TRUST UCITS FGR FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F

18

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S
CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
ACADIAN COLLECTIVE INVESTMENT TRUST
GUEPARDO FI MULTIMERCADO LONGO PRAZO
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
ISHARES IV PUBLIC LIMITED COMPANY
NORDEA 2 SICAV
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER
LEGAL & GENERAL ICAV
CCL Q EMERGING MARKETS EQUITY FUND LP
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
CCL MULTI-STRATEGY FUND
CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND
CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
INVESCO POOLED INVESTMENT FUND - GLOBAL STRATEGIC EQUITY FUN
PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA
MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU
COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

19

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC
FRANKLIN LIBERTYSHARES ICAV
THE INCUBATION FUND, LTD.
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
QLZ MOS FUNDO DE INVESTIMENTO EM ACOES
LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 50
PARAMETRIC TMEMC FUND, LP
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL
MSCI EQUITY INDEX FUND B - BRAZIL
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
MSCI ACWI EX-U.S. IMI INDEX FUND B2
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
WEST YORKSHIRE PENSION FUND
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN
STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA
ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
FIDELITY COVINGTON TRUST: F. E. M. M. ETF
PHILADELPHIA GAS WORKS PENSION PLAN
STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE

20

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

CHUBB CORPORATION MASTER RETIREMENT TRUST
MERCER UCITS COMMON CONTRACTUAL FUND
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F
CCL Q EMERGING MARKETS EQUITY FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
ASSET MANAGEMENT EXCHANGE UCITS CCF
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
ISHARES ESG MSCI EM LEADERS ETF
1895 FONDS FGR
THIRD AVENUE TRUST, ON BEHALF OF THIRD AVENUE VALUE FUND
GUEPARDO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO
CCL Q GLOBAL SMALL CAP EQUITY FUND
GOTHAM CAPITAL V, LLC
BLK MAGI FUND
KAPITALFORENINGEN LD, SMART BETA-MANDAT
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
CPPIB MAP CAYMAN SPC
LEGAL & GENERAL CCF
STICHTING PENSIOENFONDS PGB
THRIFT SAVINGS PLAN
KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3
ARERO - DER WELTFONDS -NACHHALTIG
BTG PACTUAL ESG FUNDO DE INDICE SP B3 BRAZIL ESG
FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
MACKENZIE EMERGING MARKETS EQUITY INDEX ETF
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
RUNNER PIPE FIA
DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

21

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
IMCO EMERGING MARKETS PUBLIC EQUITY LP
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
MINEWORKERS PENSION SCHEME
BRITISH COAL STAFF SUPERANNUATION SCHEME
SQUADRA MASTER IVP FUNDO DE INVESTIMENTO EM ACOES
INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN
RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL
LGIASUPER TRUSTEE
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA
BTG PACTUAL B3 IBOVESPA FUNDO DE ÍNDICE
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
ASTER MASTER FUNDO DE INVESTIMENTO EM ACOES G BDR NIVEL I
ASTER INSTITUCIONAL MASTER FIA
ASTER MASTER FIA Q
ASTER INSTITUCIONAL A FIA
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
ROYAL LONDON EQUITY FUNDS ICVC
THIRD AVENUE VARIABLE SERIES TRUST - THIRD AVENUE
SV4 EQUITY LLC
BLACKROCK BALANCED CAPITAL FUND, INC.
ALLSOLUTIONS - ALL BTG PACTUAL LATIN AMERICA EQUITY
QLZ LONG BIASED FUNDO DE INVESTIMENTO MULTIMERCADO
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
SV2 EQUITY LLC
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO
GROUPER EQUITY L.L.C
SNAPPER EQUITY L.L.C
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

22

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
SQUADRA INST FUNDO DE INVESTIMENTO EM ACOES
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
ARROWSTREET CAPITAL COPLEY FUND LIMITED
BTGP REF ANDROMEDA FMP DO FGTS CARTEIRA LIVRE
MBB PUBLIC MARKETS I LLC
CARDANO GLOBAL SUSTAINABLE EQUITY FUND
BTGP REF ABSOLUTO FMP DO FGTS CARTEIRA LIVRE
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
INVESCO GLOBAL EQUITY INCOME ADVANTAGE FUND
PUBLIC EMPLOYEES' LONG-TERM CARE FUND
AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET
VOYA VACS INDEX SERIES EM PORTFOLIO
PANAGORA DYNAMIC FLEXIBLE EMERGING MARKET FUND
FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL
THIRD AVENUE INTERNATIONAL VALUE FUND LP
SQUADRA PREV MASTER LO FUNDO DE INVESTIMENTO AES
BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS
3 ILHAS MASTER FUNDO DE INVESTIMENTO EM AÇÕES
EMERGING MARKETS COMPLETION FUND, L.P.
BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO
STICHTING DEPOSITARY APG EME MULTI CLIENT POOL
STAVANGER FIA IE
ALASKA COMMON TRUST FUND
ARROWSTREET (DELAWARE) L/S FUND L.P.
ISHARES MSCI EMERGING MARKETS QUALITY FACTOR ETF
INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG
CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST
STICHTING PENSIOENFDSVOOR DE WONINGCORPOR.

23

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR
ARROWSTREET CLARENDON TRUST FUND
LOCAL AUTHORITIES SUPERANNUATION FUND
POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS
GUEPARDO DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM AES
STICHTING AHOLD DELHAIZE PENSIOEN
ASTER PREV A FIFE FIF ACOES RESP LTDA
SPDR S&P EMERGING MARKETS EX-CHINA ETF
GUEPARDO XINGU FUNDO DE INVESTIMENTO FINANCEIRO EM ACOES
APPLE 401(K) PLAN
BTG PACTUAL TEVA IABR SELECTOR FUNDO DE INDICE
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AVIVA LIFE PENSIONS UK LIMITED
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
KAPITALFORENINGEN PENSAM INVEST, PSI 2 GLOBALE AKTIER 2
H.E.S.T. AUSTRALIA LIMITED
INVESTERINGSFORENINGEN AL INVEST, U AKTEIR, E AL I U A, E
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
NEW YORK STATE COMMON RETIREMENT FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
SHELL TR (BERM) LTD AS TR O SHELL OV CON P F
STATE OF WYOMING
STICHTING SHELL PENSIOENFONDS
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
ALUISIO MENDES DA ROCHA FILHO
RAFAEL FRAGATA DOS SANTOS
RONAN SOARES GONCALVES
ALCIDES ALBERTO DE CAMARGO

24

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

GLAUCO CHRISTOPHER MENDES

MIGUEL HLEBCZUK JUNIOR

THOMAS MAGNO DE JESUS SILVEIRA

RAPHAEL PONTES MEDEIROS

PEDRO BERNARDINELLI JR

EDUARDO CESAR SILVA DE ARAUJO

WALTER MASTROCOLA AIELLO

CELSO LUIS DE ANDRADE MEIRA

MAURI WOORD

MAURICIO SOUTO MOTA

MARCELO PRACANIA SERBOLONGHI

RODOLFO MOLNAR SILVA

CARLOS FONSECA AVILA

SERGIO DE MORAES

ANDRE MARINO KULLER

NILSON VIEIRA DE SOUZA

GUSTAVO NASSER MAZZO

MARCIO HENRIQUE TELES

ARTHUR DE CASTRO BARBOSA SIVIERO

JEFFERSON HOI YING LAU

ELDER SANTOS NAZARETH

ADMIR TADEU ROSSINI

FRANCISCO OLAVIO TEIXEIRA COUTINHO

WILMAR KLEEMANN

DIOGO MOLOSSI

PAULO RICARDO GADELHA VALENTE

ALEX SANDRO RODRIGUES LIMA

PAULO CESAR MARTINS VERARDI

EDERSON MARQUES LUIS

ALBINO DE JESUS GEGE

MATHAUS ALMEIDA DE SOUZA

LUCIANO DE OLIVEIRA BALADAO

25

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

EXHIBIT I OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON APRIL 16, 2025

VOTING MAP

In accordance to CVM Resolution 80/22, in particular the article 22, paragraph 5, and article 33, paragraph 4, the Company informs the total number of approvals, rejections, and abstentions of each decision taken:

On Annual General Shareholders' Meeting:

1. Vote on the approval of the management report and annual accounts of the Company, as well as the financial statements and its notes, duly accompanied with independent auditor report and Fiscal Council opinion related to the fiscal year ended on December 31, 2024:

No. of votes in favor	800,104,114 shares 92.2% of present shareholders 71.7% of the voting share capital
No. of votes against	813,831 shares 0.1% of present shareholders 0.1% of the voting share capital
No. of abstentions	66,890,381 shares 7.7 % of present shareholders 6.0 % of the voting share capital

2. Vote on the allocation of the net income for the fiscal year ended December 31, 2024, pursuant to the Management Proposal:

No. of votes in favor	865,849,192 shares

26

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

	99.8% of present shareholders 77.6% of the voting share capital
No. of votes against	32,654 shares 0.0% of present shareholders 0.0% of the voting share capital
No. of abstentions	1,926,480 shares 0.2% of present shareholders 0.2% of the voting share capital

3. Vote on setting the number of members to be elected to the Board of Directors, pursuant to the Management Proposal:

No. of votes in favor	865,595,752 shares 99.7% of present shareholders 77.6% of the voting share capital
No. of votes against	286,123 shares 0.0% of present shareholders 0.0% of the voting share capital
No. of abstentions	1,926,451 shares 0.2% of present shareholders 0.2% of the voting share capital

4. Vote on the election of the slate to comprise the Board of Directors, pursuant to the Management Proposal:

No. of votes in favor	804,693,385 shares 92.7% of present shareholders 72.1% of the voting share capital
No. of votes against	59,662,973 shares 6.9% of present shareholders 5.3% of the voting share capital
No. of abstentions	3,451,968 shares 0.4% of present shareholders 0.3% of the voting share capital

5. If one of the candidates on the chosen slate ceases to be part of it, can the votes corresponding to their shares continue to be attributed to the chosen slate?

No. of votes in favor	555,116,471 shares 64.0% of present shareholders 49.7% of the voting share capital
No. of votes against	309,220,127 shares 35.6% of present shareholders 27.7% of the voting share capital
No. of abstentions	3,471,728 shares 0.4% of present shareholders

27

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

	0.3% of the voting share capital

6. In the event of adopting the multiple voting process, should the votes corresponding to your shares be distributed equally among the members of the slate you have chosen?

Nº de votos a favor	629,250,952 shares 72.5% of present shareholders 56.4% of the voting share capital
Nº de votos contra	60,506,044 shares 7.0% of present shareholders 5.4% of the voting share capital
Nº de abstenções	178,051,330 shares 20.5% of present shareholders 16.0% of the voting share capital

7. Vote on the establishment of the Management's global compensation, pursuant to the Management Proposal:

No. of votes in favor	841,717,108 shares 97.0% of present shareholders 75.5% of the voting share capital
No. of votes against	23,916,549 shares 2.8% of present shareholders 2.1% of the voting share capital
No. of abstentions	2,174,669 shares 0.3% of present shareholders 0.2% of the voting share capital

8. Deliberate on the adoption of the multiple voting process for the election of the board of directors, pursuant to Article 141 of Law No. 6,404 of 1976:

No. of votes in favor	2,431,326 shares 0.3% of present shareholders 0.2% of the voting share capital
No. of votes against	514,559,063 shares 59.3% of present shareholders 46.1% of the voting share capital
No. of abstentions	350,817,937 shares 40.4% of present shareholders 31.4% of the voting share capital

9. Deliberate on the establishment of the fiscal council, pursuant to Article 161 of Law No. 6,404 of 1976:

28

(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

No. of votes in favor	19,647,337 shares 2.3% of present shareholders 1.8% of the voting share capital
No. of votes against	473,864,644 shares 54.6% of present shareholders 42.5% of the voting share capital
No. of abstentions	374,296,345 shares 43.1% of present shareholders 33.6% of the voting share capital

On Extraordinary General meeting:

1. Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders' Meeting held on January 31st, 2014

No. of votes in favor	866,910,123 shares 99.8% of present shareholders 77.7% of the voting share capital
No. of votes against	47,008 shares 0.0% of present shareholders 0.0% of the voting share capital
No. of abstentions	1,930,886 shares 0.2% of present shareholders 0.2% of the voting share capital

2. Approval of the increase in the Company's capital stock, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of Article 5 of the Bylaws currently in force:

No. of votes in favor	866,920,629 shares 99.8% of present shareholders 77.7% of the voting share capital
No. of votes against	42,717 shares 0.0% of present shareholders 0.0% of the voting share capital
No. of abstentions	1,924,671 shares 0.2% of present shareholders 0.2% of the voting share capital

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

3. Approval of the amendment to the powers of the Company's Board of Directors, as provided in article 27 of the Bylaws to (i) exclude the competence to approve shareholder agreements of subsidiaries given that this assignment became responsibility of the Boards of Directors of each subsidiary; and (ii) provide more clarity and guidance on the topics related to transactions with related parties and indebtedness with third parties that do not require prior approval from Ultrapar's Board of Directors:

No. of votes in favor	614,042,234 shares 70.7% of present shareholders 55.0% of the voting share capital
No. of votes against	252,918,986 shares 29.1% of present shareholders 22.7% of the voting share capital
No. of abstentions	1,926,797 shares 0.2% of present shareholders 0.2% of the voting share capital

4. Vote on the approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the item above:

No. of votes in favor	866,921,176 shares 99.8% of present shareholders 77.7% of the voting share capital
No. of votes against	38,711 shares 0.0% of present shareholders 0.0% of the voting share capital
No. of abstentions	1,928,130 shares 0.2% of present shareholders 0.2% of the voting share capital

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(Minutes of the Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A., held on April 16, 2025)

EXHIBIT II OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON APRIL 16, 2025

For the Bylaws of Ultrapar, please refer to the page below.

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ULTRAPAR PARTICIPAÇÕES S.A. BYLAWS CHAPTER I Name, Headquarters, Purpose and Term Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A. Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”). Article 2. The Company’s headquarters and jurisdiction are located in the City of São Paulo, State of São Paulo. Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management. Article 4. The Company is organized for an indefinite term. CHAPTER II Capital Stock and Shares Article 5. The subscribed and paid-in capital stock is R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents) represented by one

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billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-two (1,115,507,182) nominative common shares, with no par value, and with no issuance of preferred shares or founder's shares permitted.

§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders' Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the

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Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.

Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders' Meeting, to the management and employees.

Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders' Meetings.

CHAPTER III

Shareholders' Meetings

Article 10. The annual Shareholders' Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company's interest shall so require.

§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders' Meetings shall be made available to the shareholders, at the Company's headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2º The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders' Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election

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of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders' Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 11. In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder's Meeting is held, if held in person.

§ 1ª Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

§ 2ª The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian's statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

Article 12. Resolutions of the Shareholders' Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 13. Minutes of the Shareholders' Meetings shall be kept with the requirements and signatures required by law.

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Article 14. The Shareholders' Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.

§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders' Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.

§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph. The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

CHAPTER V

Board of Directors

Section I – Members

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Article 16. The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders' Meeting, for a unified term of 2 years, with reelection being permitted.

§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.

§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3 º Observed the requirements set forth in the Company's corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders' Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company's interest or those of its controlled companies.

Article 17. The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Sole Paragraph. When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

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Article 18. If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

Section II – Election

Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2 º At the date the Shareholders' Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company's headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of

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events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.

§ 3 º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders' Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company's Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company's headquarters.

§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders' Meeting will be elected.

Article 20. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the Shareholders' Meeting.

§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on

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a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders' Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

Article 21. In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.

Article 22. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 23. The Board of Directors shall hold regular meetings once every 3 months and special meetings whenever called by the Chairman or by any 2 Directors.

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§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Director.

§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.

§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting. In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 24. Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

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Article 25. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company's interests, as provided for by law.

Article 26. Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders' Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders' Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 27. The Board of Directors shall have the power to:

a) set the general guidelines of the subsidiaries' business and deliberate on the strategic guidelines and strategic plan of the Company;

b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;

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d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders' Meeting for approval;

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, "b";

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee's proposal;

g) grant shares and stock options under the terms of Article 8 of these Bylaws;

h) call the Shareholders' Meetings;

i) submit a slate of candidates to the Shareholders' Meeting for election of directors, pursuant to Article 19 of these Bylaws;

j) propose to the Shareholders' Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter "c", paragraph one of Article 53 of these Bylaws;

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

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l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m) submit proposals to the Shareholders' Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p) approve (i) investment or investment project, (ii) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership, (iii) acquisition or disposal of assets to third parties, (iv) granting of guarantees to third parties, including encumbrance of assets, and (v) indebtedness to third parties or waivers of any rights either by the Company or by its controlled companies, when the value exceeds 5% of the Company's shareholders' equity subject to the limits and procedures established in the Company's corporate policies. Transactions with companies that are part of Ultrapar's economic group and that do not violate the Company's corporate policies will not require prior approval by the Board of Directors. Ordinary transactions of a working capital nature in the normal course of business, such as drawn risk, anticipation of receivables and forfait will not require prior approval by the Board of Directors;

q) approve the execution of shareholders' agreements by the Company;

r) select and dismiss the independent auditors, after receiving the Audit Committee's opinion;

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s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

t) approve corporate policies as per the proposals submitted by the relevant entities; and

u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 28. The Chairman of the Board of Directors shall:

a) call the Shareholders' Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

b) call and preside the meetings of the Board of Directors;

c) communicate the dates of the regular meetings and oversee the Board of Director's administrative activities; and

d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 29. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of

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vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 30. The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will continue until each successor is elected.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

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§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 33. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company's securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM's applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.

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Article 36. The executive officers shall substitute each other, subject to the following conditions:

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 37. The Company shall have the following support committees attached to the Board of Directors:

(a) Audit and Risks Committee;

(b) People and Sustainability Committee; and

(c) Investments Committee.

§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

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§ 2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the Investments Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Article 38. Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.

§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.

Section I – Audit and Risks Committee

Article 39. The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1 member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

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§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.

§ 3º The Audit and Risks Committee shall.

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company's internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company's risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

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(f) review, monitor and recommend to management any corrections or improvements to be made to the Company's corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company's governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People and Sustainability Committee

Article 40. The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.

Sole Paragraph. The People and Sustainability Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;

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(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders' Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

(e) carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

Section III – Investments Committee

Article 41. The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.

Sole Paragraph. The Investments Committee shall be responsible for the following duties:

(a) to evaluate and recommend the Company's relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

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(b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.

CHAPTER VIII

Fiscal Council (*Conselho Fiscal)*

Article 42. The Company's Fiscal Council shall be non-permanent and, when installed by the Shareholders' Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.

§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company's records.

§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall

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be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Section II – Acquisition of Relevant Interest

Article 44. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person ("Purchaser of a Relevant Interest"), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock ("Relevant Interest"), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.

§1° The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.

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§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.

Section III –Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45. The Company's deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 46. The Company's withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 47. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company's voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set

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forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and

(b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 48. Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders' Assembly, to convene:

(a) on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or

(b) on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders' Meeting;

Article 49. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM,

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provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X
Arbitration Court

Article 51. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER XI
Fiscal Year

Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.

Article 53. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors' and executive officers'

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annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

§ 1º The remaining profit will have the following destination

a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;

b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders' meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c) the balance will be allocated according to the resolution adopted at the Shareholders' Meeting, which will take into account the Board of Directors' proposal.

§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders' Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.

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CHAPTER XII

Miscellaneous

Article 54. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 55. The minutes of the Shareholders' Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

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(Minutes of the Board of Directors Meeting held April 16, 2025)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

April 16, 2025, at 4:00 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of

São Paulo, also contemplating participation through Microsoft Teams.

Members in Attendance:

(i) Members of the Board of Directors undersigned; and (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo.

Matters discussed and resolutions:

1.     Approval of the election, as provided for in Article 22 of the Company’s Bylaws, of Mr. MARCOS MARINHO LUTZ to occupy the position of Chairman of the Board of Directors and of Mr. JORGE MARQUES DE TOLEDO CAMARGO for the position of Vice-Chairman of said body, which will act as leader of the independent directors and will be responsible for coordinating sessions among the independent directors

2.     Approval of the election of Mr. Jorge Marques de Toledo Camargo, Ms. Vânia Maria Lima Neves e Mr. José Mauricio Pereira Coelho (who will act as the Committee coordinator), to compose the Audit and Risks Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Annual and Extraordinary General Shareholders’ held on April 16 2025 (“Meeting”)

3.    Approval of the election of Mrs. Fabio Venturelli, Peter Paul Lorenço Estermann and Marcelo Faria de Lima (who will act as the Committee coordinator) to compose the Investment Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Meeting.

4.    Approval of the election of Mrs. Francisco de Sá Neto, Marcos Marinho Lutz e Flávia Buarque de Almeida (who will act as the Committee coordinator) to compose the People and Sustainability Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Meeting.

5.     In addition to the election of Mr. Rodrigo de Almeida Pizzinatto and Alexandre Mendes Palhares deliberated by the Board of Directors on December 11, 2024 and considering the end of the term of office of the other Executive Officers of the Company, the members of the Board decide, under the terms of article 27, item “b” of the Company’s Bylaws, to approve the election of the persons qualified below to hold the positions of Executive Officers of the Company, with a mandate until the 2027 Annual General Shareholders’ Meeting, which will examine the documents referred to in art. 133 of Law No. 6,404/76, referring to the year ended December 31, 2026:

As Executive Officers:

  BERNARDO SACIC, Brazilian, divorced, engineer, Identity Card RG No. 08068179-4 – Detran/RJ and CPF/MF registration No. 030.334.187-40;
  MANUELLA CARVALHO CAMPOS DE OLIVEIRA, Brazilian, single, economist, Identity Card RG No. 010.898.373-5 - SSP/RJ and CPF/MF registration No. 056.298.157-84; e
  MARINA GUIMARÃES MOREIRA MASCARENHAS, Brazilian, married, lawyer, Identity Card RG No. 21.556.757-9 - Detran-RJ CPF/MF registration No. 118.922.567-03.
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6.      Considering the above resolution, the members of the Board ratify the composition of the Board of Directors:

As Chief Executive Officer:

Rodrigo de Almeida Pizzinatto

As Chief Financial and Investor Relations Officer:

Alexandre Mendes Palhares

As Executive Officers:

Bernardo Sacic

Manuella Carvalho Campos de Oliveira

Marina Guimarães Moreira Mascarenhas

7.    Members of the Board of Directors recognize and thank Mr. Marcos Marinho Lutz for his important contributions until today and are certain that his performance in the Company in this new cycle will continue to be focused on generating value for our shareholders, customers, employees and businesses. They also highlight his fundamental role in rescuing the entrepreneurial spirit, an important attribute of the Group's essence, in addition to enhancing the Company's culture of safety and operational excellence.

Notes: (i) The resolutions were passed, with no amendments or reservations, by all the members of the Board of Directors; (ii) all Officers have their professional address at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 8th floor, in the City of and State of São Paulo (Postal Code 01317-910); and (iii) the members of the Advisory Committees of the Board of Directors and the Officers hereby elected take office on this date, by signing the respective terms of investiture, and, upon previous consultation, declared that: (a) they are not involved in any offense that prevents them from exercising the activities required by the position for which they were assigned; (b) they do not hold positions in companies that can be regarded as market competitors to the Company and (c) they have no conflicting interest with the Company, in accordance with Article 147 of Law No. 6,404/76.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all Directors present.

Marcos Marinho Lutz – Chairman

Jorge Marques de Toledo Camargo – Vice-Chairman

Fabio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Vânia Maria Lima Neves

Denize Sampaio Bicudo - Secretary of the Board of Directors

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ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Updates on Ultrapar's succession plan

São Paulo, April 16, 2025 – Ultrapar Participações S.A. ("Company" or "Ultrapar"), in compliance with CVM Resolution No. 44/21 and in addition to the material notice of September 22, 2021, February 15, 2023 and December 16, 2024, informs that, considering the election of the members of the Board of Directors at the Company's ordinary shareholders' meeting, Mr. Marcos Lutz became Chairman of the Board of Directors of Ultrapar on that date, and then held the position of Executive Chairman, in addition to holding the position of Chairman of the Board of Ultrapar's main businesses (Ipiranga, Ultragaz, Ultracargo and Hidrovias).

In this sense, in view of the conclusion of the transition process, Mr. Rodrigo de Almeida Pizzinatto assumes the position of Chief Executive Officer of Ultrapar on this date.

The conclusion of the transition process with the election of Pizzinatto to the position of Chief Executive Officer of Ultrapar and the permanence of Lutz in the leadership of the boards and as a relevant shareholder reinforce our strategic pillar of ensuring the density of talents aligned with our long-term vision culture, in addition to ensuring the continuity of the Company's value generation plan and the consolidation of Ultrapar as a long-term capital allocator.

In addition, the Board of Directors ratified on this date the appointment of Mr. Alexandre Mendes Palhares as Chief Financial and Investor Relations Officer, and elected the new composition of the Company's Executive Board, according to the Company's governance and business design disclosed at the annual investor event on September 6, 2024.

The members of the Board of Directors recognize and thank Mr. Marcos Marinho Lutz for his important contributions so far, certain that his performance in the Company in this new cycle will continue to be focused on generating value for our shareholders, customers, employees and business. They also highlight its fundamental role in rescuing the entrepreneurial spirit, an important attribute of the Group's essence, in addition to enhancing the Company's culture of safety and operational excellence.

Alexandre Mendes Palhares

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2025

ULTRAPAR HOLDING INC.
By: /s/ Alexandre Mendes Palhares
Name: Alexandre Mendes Palhares
Title: Chief Financial and Investor Relations Officer

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting Held on April 16, 2025; Bylaws of Ultrapar; Minutes of the Meeting of the Board of Directors of Ultrapar;Market Announcement)